November 1, 2022
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0148

Via EDGAR System
Ms. Samantha Brutlag Mr. Jeff Long U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Hennessy Funds Trust (File Nos. 811-07168 and 033-52154) Registration Statement on Form N-14 (No. 333-267587), Filed September 23, 2022, As Amended October 3, 2022
Dear Ms. Brutlag and Mr. Long:
Our client, Hennessy Funds Trust (the “Company”), filed the above referenced Registration Statement on Form N-14 (the “Filing”).  The Filing relates to a special meeting of shareholders of the Stance Equity ESG Large Cap Core ETF (the “Target ETF”), a series of The RBB Fund, Inc., a Maryland corporation.  At the special meeting, shareholders of the Target ETF will be asked to consider and vote upon the following:
(1)
A proposal to approve an Agreement and Plan of Reorganization (the “Plan”) pursuant to which all of the assets of the Target ETF will be transferred to the Hennessy Stance ESG Large Cap ETF (the “Acquiring ETF”), a series of Hennessy Funds Trust, in exchange for shares of the Acquiring ETF, which will be distributed pro rata by the Target ETF to its shareholders, and the Acquiring ETF will continue the business and assume the Target ETF’s liabilities (other than the excluded liabilities, as defined in the Plan).

(2)
If necessary, a proposal to adjourn the special meeting to permit further solicitation of proxies in the event a quorum does not exist or a quorum exists but there are not sufficient votes at the time of the special meeting to approve the Plan on behalf of the Target ETF; and

(3)	Such other business that may properly come before the special meeting or any postponements or adjournments thereof.
On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).  The Company will file a pre-effective amendment to revise the Filing in response to the Staff’s comments and to provide any outstanding information.  The Company will then file a request for the Filing to go effective, followed by the filing of the definitive Proxy Statement and Prospectus, along with the Statement of Additional Information, under Rule 497 of the Securities Act of 1933.  The definitive documents will contain the changes made in response to the comments of the Staff, as reflected in the attached redlined Proxy Statement/Prospectus and redlined Statement of Additional Information (collectively, the “Redline”).

Ms. Brutlag
Mr. Long
U.S. Securities and Exchange Commission
November 1, 2022

Page references herein are to the as-filed EDGAR version of the Filing.  Capitalized terms not defined herein have the meanings ascribed to them in the Filing.
1. Please hyperlink all documents incorporated by reference into the Filing.
Response:  The requested change has been made.
2. On page 13 of the Proxy Statement/Prospectus, please remove the footnote disclosure in the respective fee tables discussing the possible recoupment of fees from the Target ETF and Acquiring ETF in light of the unitary fee structure.  Recoupment may not be made if it would cause the ETF’s annual expense limitation at the time of the recoupment or at the time of the original waiver (whichever is less) to be exceeded.  Given the unitary fee structure, the ETF will have annual expenses of 0.95%, a fixed fee, absent the waiver in place, and therefore no recoupment will be possible.
Response:  The requested change has been made.  Hennessy Advisors will not seek to recoup any fees waived or reimbursed pursuant to the Target ETF’s expense limitation agreement.
3. On page 20 of the Proxy Statement/Prospectus, please provide information in the capitalization table, such information to be as of a date within 30 days of the Filing.
Response:  The requested change has been made.
4. Please confirm whether there will be any limitations on the use of the Target ETF’s capital loss carryforwards following the Reorganization and if so, please add disclosure to that effect in the Filing. Alternatively, please supplementally confirm that the Target ETF did not have capital loss carryforwards as of August 31, 2021.
Response:  The Company supplementally confirms that the Target ETF did not have any capital loss carryforwards as of August 31, 2021.
5. In the Proxy Statement/Prospectus, please add a discussion comparing the fundamental investment restrictions of the Target ETF and the fundamental investment restrictions of the Acquiring ETF.  If they are materially the same, please so note.
Response:  The requested change has been made.  The Company supplementally confirms that there are no material differences between the fundamental investment restrictions of the Target ETF and the fundamental investment restrictions of the Acquiring ETF.
6. On page 2 of the SAI, in light of Rule 6-11(d) of Regulation S-X, please remove the discussion of pro forma financial statements and supplementally confirm that the Reorganization will not result in (i) a material change in the Target ETF’s investment portfolio due to investment restrictions; or (ii) any material differences in the accounting policies of the Target ETF as compared to those of the Company.

Ms. Brutlag
Mr. Long
U.S. Securities and Exchange Commission
November 1, 2022

Response:  The Company has deleted the disclosure regarding the pro forma financial statements, and the Company supplementally confirms that the Reorganization will not result in a material change to the Target ETF’s investment portfolio due to investment restrictions nor will the Reorganization result in any material changes to the Target ETF’s accounting policies as compared to the Company’s accounting policies.  The Company has included disclosure to this effect in the Filing.
7. Please supplementally confirm that the Acquiring ETF will operate pursuant to an exemptive order.
Response:  The Company supplementally confirms that the Acquiring ETF will operate pursuant to an exemptive order from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Investment Company Act and Rule 22c-1 under the Investment Company Act, and under Sections 6(c) and 17(b) of the Investment Company Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Investment Company Act.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer